UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*




                              Global Sources Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $ 0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G39300 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /            Rule 13d-1(b)
   / /            Rule 13d-1(c)
   /X/            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Merle A. Hinrichs

--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                    (a)    / /
                                                            (b)    / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization


                                  United States
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  4,008,221

                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0 Shares

                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                4,008,221


                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  0 Shares

--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          4,008,221


--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                     / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          15.2%

--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          IN

Item 1(a).        Name of Issuer:

                  Global Sources Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Cedar House, 41 Cedar Avenue, Hamilton, HM 12 Bermuda

Item 2(a).        Name of Person Filing:

                  Merle A. Hinrichs

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Cedar House, 41 Cedar Avenue, Hamilton, HM 12 Bermuda

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Shares

Item 2(e).        CUSIP Number:

                  G39300 101

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   / /    Broker dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).
         (b)   / /    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c).
         (c)   / /    Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
         (d)   / /    Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   / /    An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).
         (f)   / /    An employee benefit plan or endowment fund in accordance
                      with ss.240.13(d)-1(b)(1)(ii)(F).
         (g)   / /    A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).
         (h)   / /    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.  (12 U.S.C. 1813).
         (i)   / /    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3).
         (j)   / /    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 4,008,221 (b) Percent of class: 15.2%
         (c) Number of shares as to which such person has:
             (i)     sole power to vote or to direct the vote: 4,008,221
             (ii)    shared power to vote or to direct the vote: 0
             (iii)   sole power to dispose or to direct the disposition of:
                     4,008,221
             (iv)    shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class:

              N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              N/A

Item 8.       Identification and Classification of Members of the Group:

              N/A

Item 9.       Notice of Dissolution of Group:

              N/A

Item 10.      Certification:


              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the contol of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  Page 4 or 5

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2003



                                     By:      /s/ Merle A. Hinrichs
                                              ----------------------------------
                                              Name:  Merle A. Hinrichs